                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


(CHECK ONE) :     [ X ] FORM 10-K        [ ] FORM 11-K         [ ] FORM 20-F
                  [   ] FORM 10-Q        [ ] FORM N-SAR

FOR THE PERIOD ENDED:               DECEMBER 31, 2000
--------------------------------------------------------------------------------

[ ] TRANSITION REPORT ON FORM 10-K           [ ] TRANSITION REPORT ON FORM 10-Q
[ ] TRANSITION REPORT ON FORM 20-F           [ ] TRANSITION REPORT ON FORM N-SAR
[ ] TRANSITION REPORT ON FORM 11-K

FOR THE PERIOD ENDED:
--------------------------------------------------------------------------------

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

      IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE,
            IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES.


                        PART I--REGISTRATION INFORMATION

FULL NAME OF REGISTRANT:            ALTERNATIVE RESOURCES CORPORATION

FORMER NAME IF APPLICABLE:

ADDRESS OF PRINCIPAL EXECUTIVE OFFICE:      600 HART ROAD, SUITE 300

CITY, STATE AND ZIP CODE                    BARRINGTON, ILLINOIS 60010


                        PART II--RULES 12b-25 (b) AND (c)

IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE AND THE REGISTRANT SEEKS RELIEF TO RULE 12b-25 (b), THE FOLLOWING SHOULD BE COMPLETED. (CHECK BOX IF APPROPRIATE)

[X] (a) THE REASONS DESCRIBED IN REASONABLE DETAIL IN PART III OF THIS FORM COULD NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT OR EXPENSE.

[X] (b) THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL REPORT, TRANSITION REPORT ON FORM 10-K, 11-K OR FORM N-SAR, OR PORTION THEREOF WILL BE FILED ON OR BEFORE 15TH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; OR THE SUBJECT QUARTERLY REPORT OR TRANSITION REPORT ON FORM 10-Q, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; AND

[ ] (c) THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT REQUIRED BY RULE 12B-25 (C) HAS BEEN ATTACHED IF APPLICABLE.

                               PART III--NARRATIVE

STATE BELOW IN REASONABLE DETAIL THE REASONS WHY FORM 10-K, 11-K, 20-F, 10-Q, N-SAR OR THE TRANSITION REPORT OR PORTION THEREOF COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD. (ATTACHED EXTRA SHEETS IF NEEDED).

The Form 10-K of Alternative Resources Corporation (the "Company") for the three month period ending December 31, 2000, could not be timely filed without unreasonable effort or expense. The reason causing the Company's inability to file timely are beyond its control and could not be eliminated by the Company without unreasonable effort or expense.

The Company is in the process of finalizing certain negotiations regarding its credit facility, the outcome of which is expected to affect the financial statement presentations and related financial disclosures with respect to the credit facility. The Company requires additional time to complete such negotiations and determine the appropriate financial statement presentations and related financial disclosures resulting from the outcome of such negotiations.

The Company will file the Form 10-K on or before the 15th calendar day following the prescribed due date.


                           PART IV--OTHER INFORMATION

(1)  NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
     NOTIFICATION

            STEVE PURCELL                   847            381-6701 (EXT. 4251)
     --------------------------- ------------------------ ----------------------
              (NAME)                    (AREA CODE)         (TELEPHONE NUMBER)

(2) HAVE ALL OTHER PERIODIC REPORTS REQUIRED UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SECTION 30 OF THE INVESTMENT COMPANY ACT OF 1940 DURING THE PRECEDING 12 MONTHS OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORT(S) BEEN FILED? IF THE ANSWER IS
     NO, IDENTIFY REPORT(S).                                   [ X ] YES [ ] NO

(3) IS IT ANTICIPATED THAT ANY SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FROM THE CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR WILL BE REFLECTED BY THE EARNINGS STATEMENTS TO BE INCLUDED IN THE SUBJECT REPORT OR PORTION
     THEREOF?                                                  [ X ] YES [ ] NO

Revenues for the year ended December 31, 2000 were $261.8 million compared with $329.6 million for the year ended December 31, 1999. Net loss was $43.4 million or $2.76 per share for the year ended December 31, 2000 compared with a net loss of $.5 million or $.03 per share in the year ended December 31, 1999.



                        ALTERNATIVE RESOURCES CORPORATION
--------------------------------------------------------------------------------
                (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

HAS CAUSED THIS NOTIFICATION TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.




DATE: April 2, 2001                       BY: /s/ Steven Purcell
                                              ------------------------------
                                              Name:  Steve Purcell
                                              Title: Chief Financial Officer